Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 and related prospectus of our report dated July 13, 2023, with respect to the consolidated financial statements of Organovo Holdings, Inc., as of March 31, 2023 and 2022 and for each of the two years in the period ended March 31, 2023 (which report includes an explanatory paragraph regarding the existence of substantial doubt about the Company’s ability to continue as a going concern) included in the Company’s Annual Report on Form 10-K for the year ended March 31, 2023, and to the reference to us under the heading “Experts” in the prospectus which is part of this Registration Statement.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

January 26, 2024